JCDecaux

03 MAR 25 AM 7:21

03007725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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82-34631

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March 21st, 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find attached press release about 2002 results for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

4/21

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

FILE 82-5247

JCDecaux 03 MAR 25 AM 7:21

JCDECAUX ANNOUNCES STRONG 2002 RESULTS IN A CHALLENGING YEAR

> **Adjusted net income (Group share) before goodwill amortization and exceptional items increased 6.3% to €92.4 million**

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 19 March 2003 – JCDecaux SA (Euronext Paris : DEC), one of the world's leading outdoor advertising companies and the largest in Europe, announced today strong results for 2002, supported by sound organic growth in a year in which market conditions remained challenging.

Revenues

Consolidated revenues increased by 2.2% to €1,577.7 million compared to 2001. Adjusting for currency, organic revenues increased by 0.7% over last year, outperforming both the outdoor and overall advertising markets for the second consecutive year. The increase in revenues primarily reflects the strong performance of the Company's Street Furniture business in all its key markets and improvement in its Billboard division, while Transport advertising remained challenging, primarily due to the depressed trading conditions in US airports.

Street Furniture revenues increased by 5.3 % to €840.3 million in 2002, representing 53.3% of Group revenues, a good performance given the difficult advertising market conditions and reflecting the increasing use of street furniture advertising. Adjusting for currency, organic revenue growth was also 5.3%. Across Europe, established countries such as France and Germany performed well, and growth was particularly strong in the UK, Belgium, Netherlands and Sweden. Business was strong in the US, with shopping mall sales increasing significantly.

Overall, the Group won 85% of all tenders for Street Furniture contracts (renewals, mainly in France, and new contracts) that it competed for in 2002.

Billboard revenues rose 7.6% to €442.6 million in 2002. Adjusting for currency, organic billboard revenues grew by 2.8%. Geographically, business continued to be strong in the UK and in Central Europe, while it stabilized in France and Belgium.

Transport revenues decreased by 11.6% to €294.8 million in 2002. Adjusting for currency, organic revenues declined by 13.0% compared to last year. Transport recorded positive growth in Scandinavia, Spain, Portugal and Italy but continued to be weak in the United States and in France, where airport advertising remained depressed throughout 2002.

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) increased by 7.4% to €405.3 million compared to last year, ahead of earlier expectations. The increase in EBITDA reflects the strong operational performance of the Street Furniture and Billboard operations, the benefits of previous investments in the estate and the successful implementation of the previously-announced cost saving program, which enabled the Company to reduce operating costs by €20.6 million in 2002.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Street Furniture recorded a significant improvement in EBITDA, which increased by 11.0% year-on-year to €340.3 million in 2002, producing a strong EBITDA margin of 40.5%. The improvement in EBITDA was primarily due to the division's strong revenue generation combined with reduced operating costs. The United States, along with France, the UK, Germany and Sweden, were the main contributors to EBITDA growth in 2002.

Billboard EBITDA increased by 15.8% to €55.4 million in 2002, leading to an improved EBITDA margin of 12.5%. Improvement in Billboard EBITDA reflected a reduction in operating costs, as well from the benefits of the Company's upgrade of its Billboard network in the UK and in France. JCDecaux's leading position in the European outdoor market was a significant factor behind its success in securing major pan–European contracts with top multinational advertisers, including the 22-country commercial alliance with Unilever announced last year.

In **Transport**, EBITDA decreased by 58.4% to €9.6 million, down from €23.1 million in 2001 but significantly up from the €0.2 million reported at the half year, reflecting significant operating cost reductions in the business. Transport EBITDA margin was 3.3% in 2002, compared to 6.9% last year, primarily reflecting the decrease in airport advertising revenues.

<u>Operating income (EBITA)</u>
Operating income increased by 5.0% to €211.2 million in 2002, compared to €201.1 million last year, as Group EBITDA (+ €28.0 million) grew faster than depreciation charges (+ €17.9 million), leading to an improved operating margin of 13.4% in 2002, up from 13.0% in 2001.

<u>Net Income</u>
Net income (Group share) increased by 155% to €26.0 million compared to €10.2 million last year. This strong performance is primarily due to the increase in operating income combined with the benefits of an improved net financial result (€-36.7 million in 2002 vs. €-53.1 million in 2001), reflecting a significant decrease in net debt.

Adjusted net income (Group share) before goodwill amortization and exceptional items increased by 6.3% to €92.4 million in 2002, compared to €86.9 million in 2001.

<u>Capital expenditure</u>
Capex (acquisition of tangible and intangible assets), net of disposals, was €156.6 million in 2002, compared to €252.1 million last year. The reduction in capital expenditure follows the completion of the billboard upgrade programme in France and the UK in 2001 and rigorous project assessment, especially in Street Furniture, given the current advertising environment.

<u>Free cash flow</u>
The Company generated a significant improvement in free cash flow to €167.9 million in 2002, compared to €(22.6) million in 2001. This performance reflected the Company's ability to generate strong cash flows from its operations, with net cash provided by operations up 41% year-on-year, combined with a reduction in net capex.

<u>Net debt</u>
As of 31 December 2002, net debt had decreased by €120.3 million to €613.2 million, giving a net debt to equity ratio of 46.7%. Interest cover ratio was a comfortable 11.2x. Following the publication of its 2002 revenues, JCDecaux's investment grade "BBB" and "Baa2" credit ratings were confirmed, respectively, by Moody's and Standard & Poor's.

Commenting on the results, Jean-Charles Decaux, Chairman of the Executive Board and co-Chief Executive Officer, said:

"In market conditions which remained challenging, the Group has performed well and exceeded previous expectations. Revenues, net income and free cash flow have all improved, with earlier investments producing clear benefits. This demontrates that the Group has the right assets, the right people and the right strategy to continue to grow.

"2003 will be challenging and it remains difficult to predict the outcome for the full year given the current uncertainties. Nonetheless, we expect to deliver positive organic growth (adjusted for currency) in revenues in the first quarter of 2003, despite slightly negative growth in Street Furniture, reflecting lower rate increases and the fact that the large contracts recently won will not start generating significant revenues until 2004.

However, we remain confident that, if market conditions do not deteriorate further, we can achieve organic growth of around 2% in Street Furniture for the full year 2003."

Next information :
Q1 2003 revenues will be released on 29 April 2003.
The Company will hold its Annual General Meeting for Shareholders on 14 May 2003.

BALANCE SHEET AS AT DECEMBER 31, 2002, 2001 AND 2000

Assets

In million Euros

	December 31, 2002	December 31, 2001	December 31, 2000
Intangible assets (net)	33.1	36.2	27.5
Goodwill (net)	1,080.0	1,105.3	1,039.4
Tangible assets (net)	722.3	773.2	613.4
Investments (net)	79.8	87.3	93.7
FIXED ASSETS	**1,915.2**	**2,002.0**	**1,774.0**
Inventories (net)	92.6	113.4	95.4
Trade receivables (net)	403.1	409.8	389.6
Others receivables (net)	126.7	152.2	180.1
Marketable securities (net)	82.4	141.1	27.8
Cash	80.0	52.6	50.1
Deferred tax assets (net)	29.7	46.4	23.6
CURRENT ASSETS	**814.5**	**915.5**	**766.6**
TOTAL ASSETS	**2,729.7**	**2,917.5**	**2,540.6**

Liabilities and Equity

In million Euros

	December 31, 2002	December 31, 2001	December 31, 2000
SHAREHOLDERS ' EQUITY			
Capital	3.4	3.4	2.7
Share premium	923.2	923.2	244.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	360.5	384.8	356.3
Current year net income / Group share	26.0	10.2	20.4
SHAREHOLDERS ' EQUITY (Group share)	**1,313.4**	**1,321.9**	**623.9**
MINORITY INTERESTS	64.2	68.8	47.5
PROVISIONS FOR RISKS AND CONTINGENCIES	**82.6**	**83.4**	**73.1**
DEFERRED TAX LIABILITIES	**20.7**	27.4	29.7
Liabilities			
Bank borrowings	737.7	896.5	1,278.5
Miscellaneous loans and financial debts	8.3	12.2	9.4
Trade payables	159.1	188.1	201.3
Other liabilities	314.0	300.7	269.0
Bank overdrafts	29.7	18.5	8.2
LIABILITIES	**1,248.8**	**1,416.0**	**1,766.4**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**2,729.7**	**2,917.5**	**2,540.6**

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

In million Euros

	2002	2001	2000
NET REVENUES	***1,577.7***	***1,543.2***	***1,417.1***
Operating expenses excluding depreciation charges & provisions	*(1,172.4)*	*(1,165.9)*	*(1,031.6)*
EBITDA (1)	***405.3***	***377.3***	***385.5***
Depreciation charges & provision (net)	*(194.1)*	*(176.2)*	*(147.7)*
OPERATING INCOME	***211.2***	***201.1***	***237.8***
NET FINANCIAL INCOME/(LOSS)	***(36.7)***	***(53.1)***	***(61.3)***
INCOME FROM RECURRING OPERATIONS	***174.5***	***148.0***	***176.5***
Non-recurring income/(loss)	*(2.7)*	*(5.8)*	*2.4*
Income tax	*(70.2)*	*(49.8)*	*(95.0)*
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	***101.6***	***92.4***	***83.9***
Net income from equity affiliates	*5.6*	*7.1*	*4.9*
Amortisation of Goodwill	*(63.7)*	*(70.9)*	*(49.7)*
CONSOLIDATED NET INCOME	***43.5***	***28.6***	***39.1***
.Minority interests	*17.5*	*18.4*	*18.7*
.Group Share	***26.0***	***10.2***	***20.4***
. Earnings per share (in Euros) (2)	***0.117***	***0.051***	***0.116***
. Earnings per share diluted (in Euros) (2)	***0.115***	***0.050***	
. Number (average) of shares (2)	*221,528,081*	*201,470,353*	*172,117,733*
. Number (average) of shares (diluted) (2)	*225,627,199*	*203,438,129*	

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). EBITDA is not defined by French accounting principles.
(2) After deduction of Treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31 , 2002, 2001 AND 2000

In million Euros

	2002	2001	2000
Net income (Group share)	26.0	10.2	20.4
Minority interests	17.5	18.4	18.7
Income from equity affiliates	(5.5)	(7.1)	(4.9)
Dividends received from equity affiliates	4.3	4.1	3.7
Employee profit sharing			4.3
Change in deferred tax	(10.3)	(47.9)	13.9
Effect of exchange rate fluctuations			(1.1)
Net amortisation & provision allowance	261.8	270.5	186.0
Capital (Gain/Loss)	6.5	(12.7)	(2.3)
CASH PROVIDED BY OPERATIONS	300.3	235.5	238.7
CHANGE IN WORKING CAPITAL	24.2	(6.0)	(99.4)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**324.5**	**229.5**	**139.3**
Acquisitions of intangible assets	(10.2)	(12.6)	(18,8)
Acquisitions of tangible assets	(156.5)	(274.3)	(236.6)
Acquisitions of financial assets (long term investments)	(49.9)	(135.4)	(188.0)
Acquisitions of financial assets (others)	(1.8)	(9.1)	(23.5)
Change in payables on assets	(3.8)	(10.0)	(22.0)
TOTAL Investments	(222.2)	(441.4)	(488.9)
Disposals of intangible assets	0.0	1.6	
Disposals of tangible assets	10.1	33.2	11.7
Disposals of financial assets (long term investments)	1.2		1.7
Disposals of financial assets (others)	18.4	4.4	5.0
Change in receivables on assets	3.9	(3.8)	2.0
TOTAL Disposals of assets	33.6	35.4	20.4
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(188.6)**	**(405.9)**	**(468.5)**
Dividends paid	(12.3)	(14.6)	(35.1)
Reduction of capital		-	0.5
Repayment of debt	(202.1)	(408.3)	(980.7)
Cash inflow from financing activities	(214.4)	(422.9)	(1,015.3)
Increase in shareholders' equity	0.0	679.8	162.5
Increase in debt	38.6	25.1	1,199.5
Cash outflow from financing activities	38.6	704.9	1,362.0
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(175.8)**	**282.0**	**346.7**
Effect of exchange rates fluctuations	(2.7)	-	1.1
Cash of merged companies	-	-	(5.9)
CHANGE IN CASH POSITION	**(42.6)**	**105.7**	**12.7**
Cash position beginning of period	**175.3**	**69.6**	**57.0**
Cash position end of period	**132.7**	**175.3**	**69.7**

The impact of exchange rate fluctuations amounts to M€ 3.1 on the net cash provided by operating activities and to M€ 10.6 on the net cash used by investing activities.

Key Information on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (285,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 622,000 advertising faces in 40 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-End-

Forward Looking Statement
Certain statements in this release constitute «forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases «guidance », «expect », «anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.